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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13(d)-2(b)

Harvest Natural Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

41754V103

(CUSIP Number)

May 13, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 15 Pages

13G
CUSIP No. 41754V103			Page 2 of 15 pages

1.	Name of Reporting Person: The Pabrai Investment Fund 2, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 910,000

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 910,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 910,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.4%

12.	Type of Reporting Person: PN

13G
CUSIP No. 41754V103			Page 3 of 15 pages

1.	Name of Reporting Person: Pabrai Investment Fund 3, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 408,000

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 408,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 408,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.1%

12.	Type of Reporting Person: CO

13G
CUSIP No. 41754V103			Page 4 of 15 pages

1.	Name of Reporting Person: The Pabrai Investment Fund IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 767,000

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 767,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 767,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.0%

12.	Type of Reporting Person: PN

13G
CUSIP No. 41754V103			Page 5 of 15 pages

1.	Name of Reporting Person: Dalal Street, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,085,000

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,085,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,085,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.5%

12.	Type of Reporting Person: CO

13G
CUSIP No. 41754V103			Page 6 of 15 pages

1.	Name of Reporting Person: Rainbee, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,098

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,098

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,098

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): *

12.	Type of Reporting Person: CO

* Less than one-tenth of one percent.

13G
CUSIP No. 41754V103			Page 7 of 15 pages

1.	Name of Reporting Person: Harina Kapoor		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 93,229

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 93,229

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 93,229*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): **

12.	Type of Reporting Person: IN

* Includes (a) 91,200 shares of common stock held by Ms. Kapoor and Mr. Pabrai as joint tenants with rights of survivorship, (b) 2,098 shares of common stock held by Rainbee, Inc. (a corporation wholly-owned by Ms. Kapoor) and (c) 1 share held by the IRA FBO Harina Kapoor.

** Less than one-tenth of one percent.

13G
CUSIP No. 41754V103			Page 8 of 15 pages

1.	Name of Reporting Person: Mohnish Pabrai		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 5,656

		6.	Shared Voting Power: 2,178,299

		7.	Sole Dispositive Power: 5,656

		8.	Shared Dispositive Power: 2,178,299

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,183,955*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.8%

12.	Type of Reporting Person: IN

* Includes (a) 91,200 shares of common stock held by Ms. Kapoor and Mr. Pabrai as joint tenants with rights of survivorship, (b) 2,098 shares of common stock held by Rainbee, Inc. (a corporation wholly-owned by Ms. Kapoor), (c) 1 share held by the IRA FBO Harina Kapoor and (d) 5,656 shares of common stock held by Mr. Pabrai, as trustee, for the benefit of others under the Uniform Gifts to Minors Act.

CUSIP No. 41754V103	Page 9 of 15 Pages

Item 1. (a)	Name of Issuer.

Harvest Natural Resources, Inc.

Item 1. (b)	Address of Issuer’s Principal Executive Offices.

1177 Enclave Parkway,
Suite 300
Houston, Texas 77077

Item 2. (a)	Name of Person Filing.

This Schedule 13G is filed on behalf of The Pabrai Investment Fund II, L.P., an Illinois limited partnership (“PIF2”), Pabrai Investment Fund 3, Ltd., a British Virgin Islands corporation (“PIF3”), The Pabrai Investment Fund IV, L.P., a Delaware limited partnership (“PIF4”), Rainbee, Inc., a California corporation (“Rainbee”), Dalal Street, Inc., an Illinois corporation (“Dalal”), which is general partner of PIF2 and PIF4 and sole investment manager of PIF3, Harina Kapoor, sole shareholder of Rainbee, and Mohnish Pabrai, sole shareholder and chief executive officer of Dalal and a shareholder and president of PIF3 (collectively, the “Reporting Persons”), pursuant to a Joint Reporting Agreement dated May 23, 2005, filed by the Reporting Persons as Exhibit A to this Schedule 13G.

Item 2. (b)	Address of Principal Business Office or, if none, Residence.

17 Spectrum Point Drive
Suite 503
Lake Forest, CA 92630

Item 2. (c)	Citizenship.

PIF2 is an Illinois limited partnership. PIF3 is a British Virgin Islands corporation. PIF4 is a Delaware limited partnership. Rainbee is a California corporation. Mohnish Pabrai is a United States citizen and his wife, Harina Kapoor, is also a United States citizen.

Item 2. (d)	Title of Class of Securities.

     Common Stock, par value $.01 per share.

Item 2. (e)	CUSIP Number.

     41754V103

Item 3.	If this Statement is fled pursuant to Rule 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:

     Not applicable.

Item 4.	Ownership.

(a) and (b).

This Schedule 13G shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended (the “Act”) or for other purposes, is the beneficial owner of any securities covered by this

CUSIP No. 41754V103	Page 10 of 15 Pages

statement. By virtue of the relationships between and among (i) Dalal Street, Inc. in its capacity as the General Partner and Investment Manager of PIF2, PIF4 and Pabrai Investment Fund 3, Ltd., respectively, (ii) Mohnish Pabrai, in his capacity as sole shareholder and Chief Executive Officer of Dalal Street, Inc. and (iii) the other Reporting Persons, as further described in Item 2(a), each of the Reporting Persons may be deemed to be the beneficial owner of all or a portion of the shares of Common Stock held by the other Reporting Persons. Because of the relationships described in Item 2(a), the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. Subject to the additional disclaimers made in Item 4(c) below, the Reporting Persons disclaim membership in a group and disclaim beneficial ownership of any of the shares of Common Stock except as follows.

	Common Stock
Reporting Person	Beneficially Owned		% of Class (‡)
The Pabrai Investment Fund II, L.P.	910,000		2.4%

Pabrai Investment Fund 3, Ltd.	408,000		1.1%

Pabrai Investment Fund IV, L.P.	767,000		2.0%

Rainbee, Inc.	2,098		*

Dalal Street, Inc	0		0.0%

Harina Kapoor	93,299	**	*

Mohnish Pabrai	98,955	***	*

‡ All percentages in this table are based on the 37,638,880 shares of Common Stock of Harvest Natural Resources, Inc. issued and outstanding as of April 20, 2005, as reported in the Form 10-Q for the quarterly period ended March 31, 2005 filed by Harvest Natural Resources, Inc. with the Securities and Exchange Commission on April 29, 2004.

* Less than one-tenth of one percent.

** Includes (a) 91,200 shares of common stock held by Ms. Kapoor and Mr. Pabrai as joint tenants with rights of survivorship, (b) 2,098 shares of common stock held by Rainbee, Inc. (a corporation wholly-owned by Ms. Kapoor) and (c) 1 share held by the IRA FBO Harina Kapoor.

*** Includes (a) 91,200 shares of common stock held by Ms. Kapoor and Mr. Pabrai as joint tenants with rights of survivorship, (b) 2,098 shares of common stock held by Rainbee, Inc. (a corporation wholly-owned by Ms. Kapoor), (c) 1 share held by the IRA FBO Harina Kapoor and (d) 5,656 shares of common stock held by Mr. Pabrai, as trustee, for the benefit of others under the Uniform Gifts to Minors Act.

CUSIP No. 41754V103	Page 11 of 15 Pages

(c) Dalal Street, Inc. and Mohnish Pabrai, in his capacity as chief executive officer of Dalal Street, Inc., have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock set forth opposite the name of each of PIF2, PIF4 and PIF3 in the table above. Dalal Street, Inc. and Mohnish Pabrai disclaim beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein, if any. Mohnish Pabrai has the sole power to vote or direct the vote and the power to dispose or to direct the disposition of 5,656 of the shares of Common Stock set forth opposite his name in the table above. Mohnish Pabrai and Harina Kapoor share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 91,200 shares of Common Stock set forth opposite their respective names in the table above. Harina Kapoor, in her capacity as President of Rainbee, Inc. (“Rainbee”), and Mohnish Pabrai, in his capacity as husband and advisor, have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock set forth opposite the name of Rainbee, Inc. Mohnish Pabrai and Harina Kapoor disclaims beneficial ownership of any such shares of Common Stock of Rainbee except to the extent of his or her pecuniary interest therein, if any. Harina Kapoor, in her capacity account holder, and Mohnish Pabrai, in his capacity as husband and advisor, have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock held by the IRA FBO Harina Kapoor. Mohnish Pabrai disclaims beneficial ownership of any such shares of Common Stock held by the IRA FBO Harina Kapoor except to the extent of his pecuniary interest therein, if any.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a “group” within the meaning of Section 13 of the Act and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.

CUSIP No. 41754V103	Page 12 of 15 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 41754V103	Page 13 of 15 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2005

THE PABRAI INVESTMENT FUND II, L.P.

By: Dalal Street, Inc., Its General Partner

By:
Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.

By:
Mohnish Pabrai, President

THE PABRAI INVESTMENT FUND IV, L.P.

By: Dalal Street, Inc., Its General Partner

By:
Mohnish Pabrai, Chief Executive Officer

DALAL STREET, INC.

By:
Mohnish Pabrai, Chief Executive Officer

RAINBEE, INC.

By:
Harina Kapoor, President

Harina Kapoor

Mohnish Pabrai

CUSIP No. 41754V103	Page 14 of 15 Pages

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
EXHIBIT A	JOINT REPORTING AGREEMENT

CUSIP No. 41754V103	Page 15 of 15 Pages

EXHIBIT A
JOINT REPORTING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock of Harvest Natural Resources, Inc. is being filed on behalf of each of the parties named below.

Dated: May 23, 2005

THE PABRAI INVESTMENT FUND II, L.P.

By: Dalal Street, Inc., Its General Partner

By:
Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.

By:
Mohnish Pabrai, President

THE PABRAI INVESTMENT FUND IV, L.P.

By: Dalal Street, Inc., Its General Partner

By:
Mohnish Pabrai, Chief Executive Officer

DALAL STREET, INC.

By:
Mohnish Pabrai, Chief Executive Officer

RAINBEE, INC.

By:
Harina Kapoor, President

Harina Kapoor

Mohnish Pabrai